Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

December 4, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Robert F. Telewicz Jr.

Re:	Independence Realty Trust, Inc.
Form 10-K for the year ended December 31, 2014
Filed on March 16, 2015
File No. 001-36041

Dear Mr. Telewicz:

On behalf of Independence Realty Trust, Inc. (“IRT”), this letter is to respond to your comment letter dated November 20, 2015 concerning the above-referenced filing. For your convenience, your comment has been restated in italics followed by IRT’s response.

Form 10-K for the Year Ended December 31, 2014

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Statistics, page 35

1.	Please tell us how you have met the disclosure requirements of Item 10(e) of Regulation S-K with regard to your disclosure of net operating income.

Response: At the time IRT filed the referenced annual report, IRT considered its computation of net operating income (“NOI”) to be excluded from the definition of non-GAAP financial measures under Item 10(e)(4)(ii)(A) of Regulation S-K. In particular, IRT calculated NOI exclusively through GAAP line items in IRT’s audited Consolidated Statements of Operations and, accordingly, considered NOI to be a “statistical measure calculated using exclusively…[f]inancial measures calculated in accordance with GAAP.” None of these line items were characterized as non-recurring. Beginning with IRT’s third quarter 2015 earnings release, supplement and quarterly report on Form 10-Q, as a result of growth in IRT’s business and a review of peer company disclosure practices, IRT determined to treat NOI and, specifically, Same Store NOI, as a non-GAAP financial measure and expand its disclosures concerning NOI and Same Store NOI to include the disclosures referenced in Item 10(e) of Regulation S-K. IRT advises the staff that in future filings, to the extent that IRT continues to disclose NOI and Same Store NOI, IRT will continue to provide such disclosures.

Note 2: Summary of Significant Accounting Policies

2.	Please tell us and revise future periodic [reports] to describe and distinguish the types of expenses that are categorized as property operating versus general and administrative.

Response: Property operating expenses include property level expenses associated with real estate taxes, property level insurance, property specific personnel costs, property repairs and maintence, property management fees and other property specific expenses. General and administrative expenses reflect corporate level expenses for audit, corporate level insurance, legal expenses and various other corporate level matters. IRT advises the staff that, in future filings, it will expand its disclosures to include such a description of each of property operating and general and administrative expenses.

Note 11: Commitments and Contingencies, page 72

3.	Reference is made to your risk factor disclosures on page 17 where you discuss the potential impact under any “bad boy” carve-out guaranties provided in connection with certain mortgage and related loans. Please clarify whether such guaranties existed during the periods presented. To the extent such guaranties exist, please revise future periodic filings to include the disclosures outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification.

Response: “Bad boy” carve-out guaranties existed during the periods presented and IRT anticipates that they will exist in the future in connection with first mortgage financing of its properties. IRT advises the staff that, in its future filings, it will enhance its disclosures to include the disclosures outlined in ASC 460-10-5-2 to 4 to the extent such guaranties exist.

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With regard to the filing discussed above, IRT acknowledges the following:

•	IRT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IRT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ James J. Sebra
Name:	James J. Sebra
Chief Financial Officer and Treasurer